

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 22, 2017

Brady K. Long
Senior Vice President and General Counsel
Transocean Ltd.
c/o Transocean Offshore Deepwater Drilling Inc.
4 Greenway Plaza
Houston, TX 77046

     Re: Transocean Ltd.
            Preliminary Proxy Statement on Schedule 14A
            Filed October 4, 2017
            File No. 0-53533

Dear Mr. Long:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Timothy S. Levenberg

          for H. Roger Schwall
             Assistant Director
             Office of Natural Resources